# SEC Schedule 13D/A (Amendment No. 64) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Wendy's Company, CIK 0000030697
CUSIP: 95058W100
Title of class of securities: Common Stock, Par Value $.10 Per Share
Address of issuer's principal executive offices: One Dave Thomas Boulevard, Dublin, Ohio (OH), 43017
Date of event which requires filing of this statement: 02/18/2026
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., Trian Fund Management, L.P., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, Chief Legal Officer

## Reporting persons
- Nelson Peltz (CIK 0000928265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,913,106; sole dispositive power 9,959,519; aggregate amount beneficially owned 30,913,106 (16.24% of the class)
  Comment: * This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended on September 28, 2025 (the "Form 10-Q")
- Peter W. May (CIK 0000928264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,706,417; sole dispositive power 5,537,881; aggregate amount beneficially owned 30,706,417 (16.13% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,943,466; sole dispositive power 0; shared dispositive power 14,943,466; aggregate amount beneficially owned 14,943,466 (7.85% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Fund Management GP, LLC (CIK 0001345472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,943,466; sole dispositive power 0; shared dispositive power 14,943,466; aggregate amount beneficially owned 14,943,466 (7.85% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners GP, L.P. (CIK 0001363629): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,798; sole dispositive power 0; shared dispositive power 12,798; aggregate amount beneficially owned 12,798 (0.01% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners General Partner, LLC (CIK 0001345464): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,798; sole dispositive power 0; shared dispositive power 12,798; aggregate amount beneficially owned 12,798 (0.01% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners, L.P. (CIK 0001345465): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,014,628; sole dispositive power 0; shared dispositive power 5,014,628; aggregate amount beneficially owned 5,014,628 (2.63% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners Master Fund, L.P. (CIK 0001345466): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,297,077; sole dispositive power 0; shared dispositive power 6,297,077; aggregate amount beneficially owned 6,297,077 (3.31% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners Parallel Fund I, L.P. (CIK 0001345007): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,172,869; sole dispositive power 0; shared dispositive power 1,172,869; aggregate amount beneficially owned 1,172,869 (0.62% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners Strategic Fund G-II, L.P. (CIK 0001691893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 825,291; sole dispositive power 0; shared dispositive power 825,291; aggregate amount beneficially owned 825,291 (0.43% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Trian Partners Strategic Fund-K, L.P. (CIK 0001691898): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,620,803; sole dispositive power 0; shared dispositive power 1,620,803; aggregate amount beneficially owned 1,620,803 (0.85% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.
- Matthew Peltz (CIK 0001661127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 132,132; shared voting power 327,827; sole dispositive power 132,132; shared dispositive power 327,827; aggregate amount beneficially owned 459,959 (0.24% of the class)
  Comment: *This percentage is calculated based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $.10 Per Share
Name of issuer: The Wendy's Company
Address of issuer's principal executive offices: One Dave Thomas Boulevard, Dublin, Ohio (OH), 43017
Comment:
This Amendment No. 64 ("Amendment No. 64") amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No,. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008, as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment No. 35 dated April 1, 2009, as amended by Amendment No. 36 dated March 9, 2010, as amended by Amendment No. 37 dated June 10, 2010, as amended by Amendment No. 38 dated February 2, 2011, as amended by Amendment No. 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, as amended by Amendment No. 44 dated June 3, 2015, as amended by Amendment No. 45 dated June 18, 2015, as amended by Amendment No. 46 dated June 25, 2015, as amended by Amendment No. 47 dated July 8, 2015, as amended by Amendment No. 48 dated July 20, 2015, as amended by Amendment No. 49 dated December 15, 2015, as amended by Amendment No. 50 dated December 6, 2016, as amended by Amendment No. 51 dated June 6, 2017, as amended by Amendment No. 52 dated February 27, 2018, as amended by Amendment No. 53 dated May 16, 2018, as amended by Amendment No. 54 dated March 7, 2019, as amended by Amendment No. 55 dated August 16, 2019, as amended by Amendment No. 56 dated May 24, 2022, as amended by Amendment No. 57 dated January 13, 2023, as amended by Amendment No. 58 dated March 3, 2023, as amended by Amendment No. 59 dated June 2, 2023, as amended by Amendment No. 60 dated August 23, 2023, as amended by Amendment No. 61 dated August 9, 2024, as amended by Amendment No. 62 dated September 6, 2024 and as amended by Amendment No. 63 dated July 8, 2025 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the (i) the Common Stock, par value $.10 per share (the "Common Stock"), of The Wendy's Company (the "Company," formerly known as Wendy's/Arby's Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation ("Triarc") and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy's described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the "Class A Common Stock"), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the "Class B Common Stock"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement.

Items 3, 4 and 5 of the Statement are hereby amended as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the following:

Since the filing of Amendment No. 63, Mr. May, in his capacity as a director of the Company, was awarded 3,295 shares of Common Stock on October 1, 2025 and 5,704 shares of Common Stock on January 5, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read in full as follows:

The Filing Persons hold a significant equity investment in the Company and believe that the Company's Common Stock is currently undervalued. The Filing Persons have reviewed and continue to review alternatives with respect to their investment in the Company on a continuing basis and from time to time communicate with knowledgeable industry participants and other third parties regarding their investment. Depending on various factors, including, without limitation, the Company's financial position, results of operations, strategic direction, price levels of the Common Stock, actions taken by the board of directors (the "Board") and management of the Company, the Filing Persons' overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Filing Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Persons may, from time to time and at any time, either alone or as part of a group, seek to (a) acquire additional securities of the Company (including through derivative securities or other instruments that are convertible into or exchangeable for securities of the Company), through open-market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Company (or related derivative securities or instruments) owned by the Filing Persons, in the open market, in privately negotiated transactions or otherwise, (c) enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Filing Persons' economic exposure with respect to their investment in the Company (which instruments or agreements may or may not affect the Filing Persons' beneficial ownership in securities of the Company), or (d) consider, review, evaluate, propose or take any other actions with respect to their investment in the Company as they deem appropriate, which could involve, relate to or result in one or more of the matters described or referred to in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D.

As part of its conversations with third parties, representatives of the Filing Persons have spoken with potential financing sources, potential co-investors and certain potential strategic partners (collectively, "Potential Partners"), regarding potential transactions in which such parties could participate that may benefit the Company's shareholders. The Filing Persons (and/or their affiliates) have engaged and expect to continue to engage in communications and discussions with the Company, members of the Board and management of the Company, other current or prospective shareholders of the Company, potential co-investors and financing sources (including current or potential investors in funds managed by Trian Management), investment and financing professionals, industry analysts and other knowledgeable industry or market observers and participants, and other interested or relevant parties or service providers, regarding the Company and various strategic transactions and operational initiatives that the Filing Persons believe can generate or enhance shareholder value. The Filing Persons have exchanged and expect to continue to exchange information with such persons (including Potential Partners) pursuant to confidentiality or similar agreements, which the Filing Persons expect to include standstill restrictions with respect to the Company and/or negotiate terms or enter into commitments and other agreements, arrangements and understandings with such persons as may be appropriate, including with Potential Partners, financial, legal and other professional advisors and other interested or relevant parties or service providers, which initiatives and transactions could include one or more of the types of transactions described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D, including an acquisition or other extraordinary transaction resulting in the Filing Person (and/or their affiliates), either alone or with other parties (including one or more Potential Partners), acquiring control of the Company, and which transactions could result in a de-listing or de-registration of the Company's Common Stock. The Filing Persons (and/or their affiliates), alone or with third parties, including one or more Potential Partners, may submit to the Company one or more proposals relating to such a potential transaction and may take such other steps as the Filing Persons may deem appropriate from time to time in connection with such a transaction. There can be no assurance that any such proposals will be submitted by the Filing Persons (and/or their affiliates) or that any transaction will result from any such discussions or proposals, and the Filing Persons (and/or their affiliates) are under no obligation to propose or consummate any transaction. The Filing Persons do not undertake any obligation to update this disclosure or provide additional disclosure except as may be required under applicable U.S. securities laws.

The Filing Persons have retained, and may, in the future retain, financial, legal and/or other advisors or consultants to assist them in evaluating their investment in the Company and/or the matters set forth in this Item 4, to explore various plans and actions and propose potential transactions to the above-mentioned persons, before forming a plan or intention to engage in or proceed with any such plans or actions or proceed with any of the transactions referred to herein or in Item 4 of Schedule 13D at any time and from time to time, review and reconsider their position and/or change their purpose or take actions with respect to their investment in the Company as they deem appropriate, including formulating other plans and/or making other proposals, and/or changing their intention with respect to or considering or proposing, one or more of the matters referred to in this Item 4.

The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. Notwithstanding anything contained herein, the Filing Persons specifically reserve the right to change their intentions or formulate other plans and/or proposals and to take such actions or steps with respect to their investment in the Company and/or change their intentions with respect to any or all of the matters set forth in Item 4 of Schedule 13D, and to modify or withdraw any such plans or proposals at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Part (a) of Item 5 of the Statement is amended by deleting the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 9,959,519 shares of Common Stock. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 5,528,882 shares of Common Stock. Mr. M. Peltz directly owns and has the sole power to dispose of and vote 132, 132 shares of Common Stock.

Claudia Peltz, Mr. Peltz's wife, is the beneficial owner of 44,169 shares of Common Stock. These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Mrs. Peltz was the sole member. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Mrs. Peltz. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz 2009 Family Trust is the beneficial owner of 132,397 shares of Common Stock. Mrs. Peltz, Mr. M. Peltz, Mr. B. Peltz, another Peltz family member and an unaffiliated third party serve as the trustees of the Peltz 2009 Family Trust. The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee. Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the 2009 Family Trust. Each of the trustees disclaims beneficial ownership of such shares.

The Nelson Peltz 2023 Non-Pourover Revocable Trust (the "Peltz 2023 Trust") is the beneficial owner of 19,140 shares of Common Stock. Mr. Peltz is the sole trustee and sole beneficiary of the Peltz 2023 Trust. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz 2023 Trust.

In addition, certain of Mr. Peltz's children (the "Peltz Children") beneficially own 81,104 shares of Common Stock, which Mr. Peltz may be deemed to beneficially own Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 195,430 shares of Common Stock. Mr. and Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz Family Foundation. Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Each of the Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 32,910 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 5,537,881 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 10,192,160 share of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 5,014,628 shares of Common Stock, Trian Master Fund directly owns 6,297,077 shares of Common Stock, Parallel Fund I directly owns 1,172,869 shares of Common Stock, Trian GP directly owns 12,798 share of Common Stock, Fund G II directly owns 825,291 shares of Common Stock, and Fund-K directly owns 1,620,803 shares of Common Stock. Mr. Peltz and Mr. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (as discussed in Item 2 above), may be deemed to have share voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock directly owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K and Trian GP. Each of Mr. Peltz and Mr. May disclaim beneficial ownership of such shares for all other purposes.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 30,913,106 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Mrs. Peltz, the Peltz 2009 Family Trust, the Peltz Children, the Peltz Family Foundation, the Peltz 2023 Trust, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding shares beneficially owned by the May Family Foundation), representing approximately 16.24% of the outstanding shares of Common Stock. In addition, Mr. May may be deemed to beneficially owned an aggregate of 30,706,417 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding share beneficially owned by Ms. Peltz, and the Peltz Family Foundation), representing approximately 16.13% of the outstanding shares of Common Stock.

(2) Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 63 and replacing them with the following.

(a) As of 4:00pm., New York City time, on February 17, 2026, the Filing Persons beneficially owned, in the aggregate, 31,078,148 shares of Common Stock, representing approximately 16.33% of the outstanding Common Stock (based upon 190,339,781 shares of Common Stock outstanding as of October 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended on September 28, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP, Fund-G II, and Fund-K beneficially and directly owns and has solve voting power and sole dispositive power with regard to 5,014,628, 6,297,077, 1,172,869, 12,798, 825,291, and 1,620,803 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, and Fund-K (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, and Fund-K directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May disclaims beneficial ownership of such shares for all other purposes. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May, by virtue of their relationships to Trian GP (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May disclaims beneficial ownership of such shares for all other purposes.
Transactions in the class effected during the past sixty days:
(3) Part (c) of Item 5 of the Statement is amended and supplemented by the following:
(c) ) Except as set forth in Item 3 above, there there have been no transactions by the Filing Persons during the sixty days preceding the filing of this Amendment No. 64

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (02/18/2026)
- Peter W. May: /s/ Peter W. May, Peter W. May (02/18/2026)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (02/18/2026)
- Trian Partners GP, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Trian Partners General Partner, LLC: /s/ Peter W. May, Member (02/18/2026)
- Trian Partners, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Trian Partners Master Fund, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Trian Partners Parallel Fund I, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Trian Partners Strategic Fund G-II, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Trian Partners Strategic Fund-K, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (02/18/2026)
- Matthew Peltz: /s/ Matthew Peltz, Matthew Peltz (02/18/2026)